April 23, 2021

VIA EDGAR TRANSMISSION

Tom Kluck, Special Counsel

U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE:	Tonix Pharmaceuticals Holding Corp.
Registration Statement on Form S-1
Filed April 1, 2021
File No. 333- 254975

Dear Mr. Kluck:

I am writing on behalf of Tonix Pharmaceuticals Holding Corp. (the “Company”), in response to the letter from the Staff of the Division of Corporation Finance (the “Staff”), of the U.S. Securities and Exchange Commission, dated April 15, 2021 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”). Set forth below is the Company’s response to the comment raised in the Comment Letter. For the convenience of the Staff, the comment in the Comment Letter is reprinted in bold and is followed by the Company’s response.

Concurrently with this letter, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) which reflects revisions made to the Registration Statement in response to the comments of the Staff. Unless otherwise noted, the page numbers in the bold headings and the responses below refer to pages in the Registration Statement. Capitalized terms used but not defined herein have the meaning given to such terms in the Registration Statement.

Tom Kluck

April 23, 2021

Form S-3 filed April 1, 2021

Cover Page

1.	Please describe the recent price volatility in your stock and briefly disclose any known risks of investing in your stock under these circumstances. For additional guidance, please see the Division of Corporation Finance's February 8, 2021 "Sample Letter to Companies Regarding Offerings During Times of Extreme Price Volatility" available at:
https://www.sec.gov/corpfin/sample-letter-securities-offerings-during-extreme-pricevolatility.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page in response to the Staff’s comment.

2.	Please add, for comparison purposes, disclosure demonstrating the extent of the recent price volatility in your stock. For example, please supplement the disclosure of the recent stock price by also disclosing the closing prices on February 1, 2021 and February 11, 2021.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page in response to the Staff’s comment.

3.	Please describe any recent change in your financial condition or results of operations, such as your earnings, revenues or other measure of company value that is consistent with the recent change in your stock price. If no such change to your financial condition or results of operations exists, disclose that fact.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page in response to the Staff’s comment.

Risk Factors, page 3

4.	Please include a risk factor addressing the recent extreme volatility in your stock price. Your disclosure should include intra-day stock price range information and should cover a period of time sufficient to demonstrate the recent price volatility and should address the impact on investors. Your disclosure should also address the potential for rapid and substantial decreases in your stock price, including decreases unrelated to your operating performance or prospects. To the extent recent increases in your stock price are significantly inconsistent with improvements in actual or expected operating performance, financial condition or other indicators of value, discuss the inconsistencies and where relevant quantify them. If you lack information to do so, explain why.

Response: The Company respectfully acknowledges the Staff’s comment and has added a risk factor on page 3 in response to the Staff’s comment. The Company will also include similar disclosure in its risk factors in its Annual Report on Form 10-K and in future registration statements, as applicable.

Tom Kluck

April 23, 2021

5.	Please include a risk factor addressing the effects of a potential “short squeeze” due to a sudden increase in demand for your stock. Among other things, your disclosure should describe what typically happens following a short squeeze and address the impact on investors that purchase shares during this time.

Response: The Company respectfully acknowledges the Staff’s comment and has added a risk factor on page 3 in response to the Staff’s comment. The Company will also include similar disclosure in its risk factors in its Annual Report on Form 10-K and in future registration statements, as applicable

Should the Staff have additional questions or comments regarding the foregoing or Amendment No. 1, please contact me at 973-597-2564.

Very truly yours,

By:	/s/ Alan Wovsaniker
Alan Wovsaniker

cc:	Seth Lederman Tonix Pharmaceuticals Holding Corp.

32493/23

04/23/2021 204973455.1